Pomelo Acquisition Corporation Limited

Room 1001, No. 4, Lane 1, West Weifang Road

Pudong New Area, Shanghai, China

March 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Pomelo Acquisition Corporation Limited
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-260643)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of Pomelo Acquisition Corporation Limited (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-260643) (the “Registration Statement”), because the Company has elected to abandon the transactions subject thereto. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely, /s/Kiyohiro Kawayanagi Kiyohiro Kawayanagi
Chief Executive Officer and Chairman of the Board of Directors